Exhibit 99.2

HALF-YEAR REPORT

JANUARY – JUNE 2016

Reimagine Your Business

The Best-Run Businesses Run SAP®

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Introductory Notes

This half-year group report meets the requirements of German Accounting Standard No. 16 “Zwischenberichterstattung” (DRS 16). We prepared the financial data in the Half-Year Financial Report (Unaudited) section for SAP SE and its subsidiaries in accordance with International Financial Reporting Standards (IFRS). In doing so, we observed the IFRS both as issued by the International Accounting Standards Board (IASB) and as endorsed by the European Union (EU). This does not apply to numbers expressly identified as non-IFRS. For additional IFRS and non-IFRS information, see the Supplementary Financial Information (Unaudited) section.

This half-year group report complies with the legal requirements in accordance with the German Securities Trading Act (Wertpapierhandelsgesetz, WpHG) for a half-year financial report, and comprises the half-year management report, consolidated half-year financial statements, and the responsibility statement in accordance with the German Securities Trading Act, section 37w (2).

This half-year financial report updates our consolidated financial statements 2015, presents significant events and transactions of the first half of 2016, and updates the forward-looking information contained in our 2015 Management Report. This half-year financial report only includes half-year numbers, our quarterly numbers are available in the Quarterly Statement. Both the 2015 consolidated financial statements and the 2015 Management Report are part of our 2015 Integrated Report which is available at www.sapintegratedreport.com.

All of the information in this half-year group report is unaudited. This means the information has been subject neither to any audit nor to any review by an independent auditor.

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Half-Year Financial Report (Unaudited)

Consolidated Half-Year Management Report

Strategy and Business Model

We did not change our strategy or our business model in the first half of 2016. For a detailed description, see our 2015 Integrated Report and item 4 in the 2015 Annual Report on Form 20-F.

Products, Research and Development, and Services

In 2016 we continued to innovate in every aspect of our customers’ businesses and launched several innovations to grow and win in the market. This chapter outlines the major enhancements we made to our software portfolio in the first half-year 2016. For a detailed overall description, see the Products, Research & Development, and Services section in our 2015 Integrated Report (www.sapintegratedreport.com) and item 4 in our 2015 Annual Report on Form 20-F.

Technology and Platform

SAP HANA remains the key foundation of our product strategy and has been extended with several additional features, including an enhanced integration with data stored on Hadoop compute clusters that allows our customers to conduct richer and more advanced processing of Big Data. Furthermore, the new SAP HANA Graph Processing feature now enables our customers to make business decisions by helping them discover meaningful relationships and patterns in existing data.

Making use of SAP HANA’s broad capabilities, we also evolved our strategic platform-as-a-service (PaaS) offering – SAP HANA Cloud Platform. In our spring release, we launched additional services: In support of open systems and open source software in the cloud, we delivered the beta edition of SAP HANA Cloud Platform, starter edition for Cloud Foundry services. As joint project between leading technology companies including SAP, Cloud Foundry intends to become the industry standard for cloud applications. These services, which are available through the SAP HANA Cloud Platform cockpit, enable developers to create new and innovative Cloud Foundry-based applications.

In addition, our beta version of SAP API Business Hub provides easy access to different application programming interfaces of SAP HANA Cloud Platform and other business applications from SAP. Customers, partners, and developers are able to search the hub for available business services, publish new ones, and collaborate with each other to develop and exchange services.

Moreover, we released several other solutions based on our SAP HANA Cloud Platform, including SAP Exchange Media (SAP XM) and SAP Health Engagement.

SAP XM is a next-generation, real-time advertising platform connecting advertisers and publishers to benefit consumers by providing contextual advertising. The solution affords transparency, accuracy, and efficiency amid a rapidly-changing digital advertising landscape.

Targeting the topic of health management, we launched the first version of SAP Health Engagement as a cloud-based solution. SAP Health Engagement enables information exchange within the entire care ecosystem, including doctors, researchers, and the individual. Customers can leverage real-world information in the treatment process, and anonymized data can be passed on to SAP Foundation for Health for further research and sharing within the ecosystem.

Beyond applications, SAP HANA Cloud Platform is even attractive for industrial PaaS providers: In early 2016, Siemens AG released its cloud for industry solution MindSphere - Siemens Cloud for Industry, on SAP HANA Cloud Platform. This solution is targeted at industrial enterprises as an open infrastructure, allowing the creation of new digital services.

Applications

SAP S/4HANA: To help our customers run better in a digitized business world, we further focused on expanding our solution portfolio for SAP S/4HANA - with deployment possible either on premise or in the cloud.

The latest releases of SAP S/4HANA especially target business processes for procurement, manufacturing, supply chain, sales as well as asset management to optimize the order-to-cash processes, streamline procure-to-pay, and improve project services. We also added two more industry solutions to our SAP S/4HANA portfolio: “SAP for Higher Education & Research” and “SAP for Defense & Security”.

SAP S/4HANA Cloud now includes additional business processes for sales performance monitoring, subcontracting, internal project management, and asset acquisition. In addition, we help marketing departments capture and analyze customer interactions from different communication channels and embrace features for external campaign execution, newsletters, and trigger-based campaigns. Our solution for professional services now also targets inter-company processes and project-based services. Customers get real-time information for better decision-making, accurate financial figures for projects and revenue recognition, as well as tools that enable more efficient deployment of workers and reduce time from project delivery to cash collection.

Finance: In our latest release of SAP S/4HANA Finance, we expanded the multi-currency concept for better financial analysis in international groups, included transfer pricing with group and profit center valuations for better management decisions, improved central reporting and process execution, and enhanced cash management and new solutions for trade finance.

Customer Engagement and Commerce (CEC): SAP Hybris continued to define the next generation of solutions for customer engagement and commerce, enabling businesses to simplify their front office and gain real-time customer insights to deliver one-on-one contextual engagement. The market momentum in the first half of 2016 was supported by the global ‘Beyond CRM’ campaign rollout last year. Our product innovations continued to drive growth across the entire customer engagement and commerce

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cloud portfolio. Notably, this included the launch of SAP Hybris as a Service on SAP HANA Cloud Platform, which offers customers, developers, and partners an extensible microservices architecture for building and extending CEC solutions. The innovations in our core portfolio solutions for commerce saw SAP Hybris emerge once again as the clear leader in Gartner’s newly positioned Digital Commerce magic quadrant.

Human Capital Management (HCM): For our HCM solutions, including SAP SuccessFactors solutions, we launched a series of new features comprising continuous performance management functionalities that support frequent employee-manager dialogues, feedback, alignment, and communication. Additionally, a new team-view for managers provides a quick overview of direct reports and enables managers to take quick actions, such as place a phone call or send text messages.

At our annual SAPPHIRE NOW conference, we announced plans to build new capabilities within our HCM Suite to help improve workplace diversity. We aim to help companies review job descriptions, performance reviews and similar HR processes for potential bias, and suggest changes to encourage fair treatment.

Digital Assets and Internet of Things (IoT): Our IoT suite of solutions is steadily evolving and we delivered and enhanced standardized tools to facilitate simple and innovative processes in a digitized world. The exceptional combination of IoT capabilities and software solutions for manufacturing, transportation, warehouse, and supply chain management constitutes a unique selling proposition in the market.

With SAP Asset Intelligence Network, our customers are able to collect, track, and trace equipment information in a central repository. Operators can access up-to-date maintenance strategies, manuals, and more from manufacturers. Furthermore, manufacturers can automatically receive asset usage and potential failure data from operators. Additionally, our SAP Predictive Maintenance and Service solution improves the visibility of machines at customer sites and helps to prevent machine failure and its consequences. Our SAP Vehicles Network offers companies secure, convenient end-to-end vehicle-centric and mobility-centric services – independent of devices or vehicles.

Within the pioneering area of 3D printing, we started collaborating with the logistics company UPS Inc. to transform the ad hoc world of industrial 3D printing into a seamless, on-demand manufacturing process from order placement through to manufacturing and delivery. This goal is realized by integrating extended supply chain solutions from SAP with UPS’s additive industrial manufacturing and logistics network. We will enable companies to access on-demand manufacturing at the touch of button, creating new opportunities to streamline their supply chains and get products to market more quickly and cost-effectively.

User Experience (UX)

As user experience is essential for successful solutions, we further evolved our award-winning SAP Fiori design concept: SAP Fiori, cloud edition, is now generally available. It offers a new cloud-based simple deployment option for SAP Fiori on SAP HANA Cloud Platform and comes delivered with selected out-of-the-box SAP Fiori apps across multiple lines of business, covering the most frequent and common scenarios.

Close partnerships with customers and other leading technology companies are key to providing best-in-class solutions: Catching wide media attention, we announced a strategic partnership together with Apple Inc. to build a SAP HANA Cloud Platform software development kit for iOS that will enable businesses, designers, and developers to quickly and efficiently build their own native iOS apps for iPhone and iPad.

Business Networks

In the area of Concur Travel & Expense – the world’s leading travel and expense management system – we announced integration between Ford SYNC AppLink and Concur Trace, Concur’s mobile app that instantly connects with car software to track, log, and expense business travel mileage for our customers and end users. Additionally, the TripLink solution was launched in Germany and France to extend the benefits of managed travel programs and enable customers to capture business travel spend, including bookings that are happening outside of their program today.

We also announced new partnerships with Hertz and HRS Global Hotel Solutions. With these partnerships, the majority of the world’s car rental companies and a growing number of leading hotel content and service providers are part of the TripLink ecosystem, giving customers a transparent view of their spend.

Besides this, we also released several new apps in the Concur App Center, where our customers can connect to apps that leverage Concur data to improve spend management, reduce costs, and streamline processes. The App Center currently offers more than 130 apps supporting a wide range of functions, including tax validation, compliance, expense management and travel, as well as invoice management.

SAP Fieldglass – our solution for procuring and managing contingent workforce – was extended with new functionality to streamline the supplier registration process, significantly reducing supplier onboarding cycle time and improving the end-user experience. We also released the SAP Fieldglass Time Entry mobile app, providing a convenient, easy-to-use tool for employees to submit timesheets from mobile devices.

In our SAP Ariba Business we launched a broad set of innovations associated with applications, network, and platform extensibility. This includes a new guided buying experience for source-to-pay customers to help users procure goods and services in a self-service fashion, making it easy for them to follow the right process and find the right suppliers. Updated supplier management capabilities enable suppliers to manage their own information within a vendor master record in the cloud, and buyers can also better manage supplier risk at scale across a large supply base and actively monitor risks from external data sources. We also delivered enhanced invoice collaboration features aimed at increasing natural, in-context collaboration among invoice agents, business users, and suppliers for faster invoice reconciliation. Furthermore, the launch of the Direct Materials Sourcing capability coupled with updates to the Network collaborative supply chain solution improves SAP Ariba’s ability to penetrate the significant supply chain spend and customer base.

Acquisitions

During the first half of 2016, we did not complete any material acquisitions.

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Employees and Social Performance

SAP’s long-term success is strongly influenced by the creativity, talent, and commitment of our people. Their ability to understand the needs of our customers and to innovate delivers sustainable value to our company, our customers, and society. Successful strategies to attract, retain, develop, and engage our employees, therefore, are critical to driving a culture of innovation, sustained growth, and profitability.

An important factor for our long-term success is our ability to attract and retain talented employees. At the end of the first half year of 2016, the employee retention rate was 92.6% (compared to 92.6% at the end of the first half year of 2015). We define employee retention rate as the ratio between the average number of employees less voluntary employee departures (fluctuation) and the average number of employees (in full-time equivalents) in the last 12 months.

One of SAP’s overall non-financial goals is fostering a diverse workforce, specifically increasing the number of women in management. At the end of the first half year of 2016, 24.1% of all management positions at SAP were held by women, compared to 22.9% at the end of June 2015. SAP has set a long-term target to increase the share of women in management to 25 % by the year 2017.

On June 30, 2016, we had 79,962 full-time equivalent (FTE) employees worldwide (June 30, 2015: 74,497; December 31, 2015: 76,986). Those headcount numbers included 18,176 FTEs based in Germany (June 30, 2015: 17,787), and 16,780 FTEs based in the United States (June 30, 2015: 15,381).

Environmental Performance: Energy and Emissions

Over the past several years, we have worked to better understand the connections between our energy consumption, its related cost, and the resulting environmental impact. Today we measure and address our energy usage throughout SAP, as well as our greenhouse gas (GHG) emissions across our entire value chain. Between the beginning of 2008 and the first half year of 2016, we calculate that energy efficiency initiatives have contributed to a cumulative cost avoidance of €374 million, compared to a business-as-usual extrapolation, with €110 million avoided in the last three years and €60.6 million avoided in the last four quarters.

Our goal is to reduce the greenhouse gas emissions from our operations to levels of the year 2000 by 2020. SAP’s GHG emissions for the first half year of 2016 totaled 215 kilotons of CO2 compared to 270 kilotons in the first half year of 2015. This decrease is primarily due to our purchase of CO2 offsets to compensate for some of our business flights.

We also measure our emissions per employee and per euro of revenue, to gain insight into our efficiency as we grow. At the end of the first half year of 2016, our GHG emissions (in tons) per employee was 5.0 (compared to 6.9 at the end of the first half-year of 2015) and our GHG emissions (in grams) per euro revenue was 18.8 (compared to 26.8 at the end of the first half year of 2015) (rolling four quarters).

In recognition of the exemplary actions SAP has taken to embed sustainability across its business worldwide, SAP has been included in various ratings and rankings. In 2016, SAP has again been listed in the 2016 Newsweek Green Rankings, created in partnership with Corporate Knights and HIP Investor. SAP UKI Ltd has been awarded the Top Employers United Kingdom 2016 certification for its strong leadership development initiatives with a robust compensation and benefits offering.

Organization and Changes in Management

The Supervisory Board of SAP SE appointed Stefan Ries and Steve Singh as members of the SAP Executive Board, effective April 1, 2016. Stefan Ries continued his role as Chief Human Resources Officer and also took on the role of SAP Labor Relations Director. Steve Singh continued to lead the SAP Business Networks group. In addition, Steve Singh took over responsibility for SAP’s ERP and front office solutions for small and medium sized business, SAP’s Connected Health strategy and solutions, and the new Data as a Service (DaaS) business.

The Global Managing Board was dissolved on March 31, 2016.

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Financial Performance: Review and Analysis

Economy and the Market

Global Economic Trends

In its latest economic bulletin, the European Central Bank (ECB) reported that the global economy grew at a moderate but steady pace in the first half of 2016. Although spurred on by positive economic growth in the developed countries, progress continued to be dampened by subdued growth prospects in emerging markets, ECB concluded.

In the Europe, Middle-East, and Africa (EMEA) region, the euro area economy continued to recover in the first half-year, according to the ECB. It attributes this in particular to stable domestic demand, as exports remained weak. Economic activity in European countries outside the euro area, however, slowed during the reporting period, ECB noted. Russia in particular continued to find itself in a deep recession.

In the Americas region, growth declined slightly in the United States since the turn of the year, reported the ECB. In Brazil, acute political uncertainty perpetuated the sharp economic downturn there triggered the year before.

In the Asia Pacific Japan (APJ) region, Japan’s economy regained some momentum in the first six months of the year, the ECB said. China’s economy, however, again grew more slowly than in previous reporting periods.

The IT Market

According to Gartner, a market research firm, “worldwide IT spending is forecast to grow 1.5% in 2016 on a constant currency basis. However, currency rate changes will limit market growth to essentially flat.” ”Software is the best-performing segment, with 5.8% growth in 2016.”1)

In the Europe, Middle-East, and Africa (EMEA) region, growth declined year over year in the Western European IT market from 3.6% to 0.2% and the Eastern Europe IT market declined from 11.4% to 3.3% (see table in paragraph “Expected Developments and Opportunities” “Trends in the IT Market – IT Spending Year-over-Year”, created by SAP on the basis of Gartner Market Databook 2Q16 Update). According to the same table, software spending grew significantly faster than all other submarkets throughout the region.

The Americas region likewise recorded lower growth rates in IT spending than the previous year as can be seen in the table mentioned above. According to the same table, software spending nevertheless significantly outperformed IT spending as a whole.2)

In the Asia Pacific Japan (APJ) region, “smartphone adoption in Emerging Asia/Pacific was lower than Gartner expected in 2015, as prices did not decline enough to drive upgrades from utility feature phones to utility smartphones. This situation was due to currency issues that prevented vendors from following a more aggressive pricing strategy.”1) As a result, software spending grew faster than all other submarkets in the IT industry in this region as well, documented in the table mentioned above.2)

Sources:

1) Gartner Market Databook, 2Q16 Update, 29 June 2016

2) Press release “GARTNER SAYS WORLDWIDE IT SPENDING IS FORECAST TO BE FLAT IN 2016, July 7, 2016, http://www.gartner.com/newsroom/id/3368517

The Gartner Report(s) described herein, (the “Gartner Report(s)”) represent(s) research opinion or viewpoints published, as part of a syndicated subscription service, by Gartner, Inc. (“Gartner”), and are not representations of fact. Each Gartner Report speaks as of its original publication date (and not as of the date of this Half Year Report) and the opinions expressed in the Gartner Report(s) are subject to change without notice.

Impact on SAP

The EMEA region had a strong performance, successfully navigating through the post UK referendum uncertainty, with an increase in cloud and software revenue of 7% (IFRS) and 11% (non-IFRS at constant currencies). Cloud subscriptions and support revenue grew 38% (IFRS) and 41% (non-IFRS at constant currencies). The quarterly results were not impacted by the UK referendum. In EMEA, SAP had strong double-digit software licenses revenue growth in France, the Netherlands, Switzerland, across Southern Europe and again a solid performance in Germany. Russia and Germany had very strong double-digit growth in cloud subscriptions and support revenue.

In the Americas region, the Company grew cloud and software revenue by 8% (IFRS) and 11% (non-IFRS at constant currencies) and cloud subscriptions and support revenue by 26% (IFRS) and 29% (non-IFRS at constant currencies). North America delivered a solid second quarter and is back on track with its half year performance. In Latin America, the political and macroeconomic instability continued. However, SAP had strong double-digit growth in software licenses revenue in Brazil and Mexico.

In the APJ region cloud and software revenue was up 7% (IFRS) and 9% (non-IFRS at constant currencies), with cloud subscriptions and support revenue growing by 44% (IFRS) and 47% (non-IFRS at constant currencies). In APJ, SAP had strong double-digit software licenses revenue growth in China and India, whereas Japan had almost triple-digit growth. All three countries also had double-digit growth in cloud subscriptions and support revenue for the quarter.

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Reclassification of Cost of Sales in the Income Statement

From the second quarter of 2016, SAP has changed its accounting policy for the income statement classification of certain sales and marketing expenses related to our services offerings. As disclosed in Note (3b) to our 2015 financial statements, we previously classified sales expenses relating to our services offering that could not be clearly separated from providing the services offerings as cost of services. Under the ONE Service approach introduced in 2015, we combined premium support services and professional services under one comprehensive service offering.

This combination triggered changes in our service go-to-market methodology and setup, resulting in an organizational separation of services sales and services delivery. As a result of these changes, we now classify all sales expenses to our services offering as Sales and Marketing expenses. We take the view that this policy provides more reliable and more relevant information because it classifies sales and marketing expenses consistently across our product and services portfolio.

The new policy has been applied retrospectively to the prior period presented based on estimates. The effect on the first half year of 2016 is an increase in sales and marketing expenses and a respective decrease in cost of services of €179 million (IFRS) and € 176 million (non-IFRS); first half year of 2015: € 191 million (IFRS); € 185 million (non-IFRS).

Key Figures – SAP Group in the First Half Year of 2016 (IFRS)

€ millions, unless otherwise stated	Q1–Q2 2016	Q1–Q2 2015	Δ	Δ in %
Cloud subscriptions and support	1,397	1,056	342	32
Software licenses	1,649	1,675	–26	–2
Software support	5,162	4,985	177	4
Cloud and software	8,208	7,715	493	6
Total revenue	9,964	9,467	497	5
Operating expense	–7,882	–8,128	246	–3
Operating profit	2,082	1,339	743	56
Operating margin (in %)	20.9	14.1	6.8pp	NA
Profit after tax	1,382	882	500	57
Effective tax rate (in %)	26.7	20.9	5.83	NA
Earnings per share, basic (in €)	1.16	0.74	0.42	57

Deferred cloud subscriptions and support revenue (June 30)	1,003	789	214	27

Operating Results in the First Half Year of 2016 (IFRS)

Orders

The total number of completed transactions for on-premise software in the first half year of 2016 increased 7% to 27,352 (first half year of 2015: 25,541). The average value of software orders received for on-premise software deals decreased 3% compared to the year before. Of all our software orders received in the first half year of 2016, 25% were attributable to deals worth more than €5 million (first half year of 2015: 23%), while 42% were attributable to deals worth less than €1 million (first half year of 2015: 44%).

Revenue

Our revenue from cloud subscriptions and support was €1,397 million (first half year of 2015: €1,056 million), an increase of 32% compared to the same period in 2015.

In the first half year of 2016, software licenses revenue was €1,649 million (first half year of 2015: €1,675 million), a decrease of 2% compared to the same period in 2015. Notable is an extremely successful second quarter, with software license business across almost all geographies having substantially contributed to the software license revenue half-year result.

Total revenue was €9,964 million (first half year of 2015: €9,467 million), an increase of 5% compared to the same period in 2015.

Operating Expense

In the first half year of 2016, our operating expense decreased by 3% to €7,882 million (first half year of 2015: €8,128 million). This decrease shows the successful transformation of SAP to a cost efficient cloud company and also results from the various restructuring measures in 2015.

Operating Profit and Operating Margin

In the first half year of 2016, operating profit increased 56% compared with the same period in the previous year to €2,082 million (first half year of 2015: €1,339 million). Our operating margin increased by 6.8 percentage points to 20.9% (first half year of 2015: 14.1%). Mainly the operating expense cost reductions and the outstanding cloud subscription and support sales contributed to those extremely successful results.

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Profit After Tax and Earnings per Share

In the first half year of 2016, profit after tax was €1,382 million (first half year of 2015: €882 million), an increase of 57%. Basic earnings per share was €1.16 (first half year of 2015: €0.74), an increase of 57%.

The effective tax rate in the first half of 2016 was 26.7% (first half of 2015: 20.9%). The year-over-year increase in the effective tax rate mainly resulted from changes in taxes for prior years and the increase in the profit before taxes.

Performance Against Our Outlook for 2016 (Non-IFRS)

In this section, all discussion of the contribution to target achievement is based exclusively on non-IFRS measures. However, the discussion of operating results refers to IFRS figures only, so those figures are not expressly identified as IFRS figures.

We present, discuss, and explain the reconciliation from IFRS measures to non-IFRS measures in the Supplementary Financial Information (Unaudited) section.

Guidance for 2016 (Non-IFRS)

For our guidance based on non-IFRS numbers, see the Operational Targets for 2016 (non-IFRS) section in this interim management report.

Key Figures – SAP Group in the First Half Year of 2016 (Non-IFRS)

	Non-IFRS
€ millions, unless otherwise stated	Q1–Q2 2016	Q1–Q2 2015	Δ in %	Δ in % (Constant Currency)
Cloud subscriptions and support	1,399	1,063	32	33
Software licenses	1,651	1,675	–1	2
Software support	5,163	4,985	4	5
Cloud and software	8,212	7,723	6	8
Total revenue	9,967	9,475	5	7
Operating expense	–7,348	–7,024	5	7
Operating profit	2,620	2,451	7	8
Operating margin (in %)	26.3	25.9	0.4pp	0.1pp
Profit after tax	1,742	1,657	5	NA
Effective tax rate (in %)	28.1	25.6	2.5pp	NA
Earnings per share, basic (in €)	1.46	1.39	5	NA

Performance in the First Half Year of 2016 (Non-IFRS)

In the first half year of 2016, our revenue from cloud subscriptions and support (non-IFRS) was €1,399 million (first half year of 2015: €1,063 million), an increase of 32% (33% at constant currencies) compared to the same period in 2015. In the first half year 2016, our cloud subscriptions and support margin increased by 0.2 percentage points to 66% (first half year of 2015: 66%).

New cloud bookings increased 26% in the first half year of 2016 to €400 million (first half year of 2015: €316 million).

In the first half year of 2016, cloud and software revenue (non-IFRS) was €8,212 million (first half year of 2015: €7,723 million), an increase of 6%. On a constant currency basis, the increase was 8%. This increase was mainly driven by the large increase in on-premise software sales in the second quarter 2016, and from the growth of sales in the cloud subscriptions and support portfolio in the last quarters, which because of the in general ratable revenue recognition pattern over the contract term, becomes now more and more visibly reflected in our cloud and software revenue results.

Total revenue (non-IFRS) in the same period was €9,967 million (first half year of 2015: €9,475 million), an increase of 5%. On a constant currency basis, the increase was 7%.

Operating expense (non-IFRS) in the first half year of 2016 was €7,348 million (first half year of 2015: €7,024 million), an increase of 5%. On a constant currency basis, the increase was 7%.

Operating profit (non-IFRS) was €2,620 million (first half year of 2015: €2,451 million), an increase of 7%. On a constant currency basis, the increase was 8%.

Operating margin (non-IFRS) in the first half year of 2016 was 26.3%, an increase of 0.4 percentage points (first half year of 2015: 25.9%). Operating margin (non-IFRS) on a constant currency basis was 26.0%, a decrease of 0.1 percentage points.

In the first half year of 2016, profit after tax (non-IFRS) was €1,742 million (first half year of 2015: €1,657 million), an increase of 5%. Basic earnings per share (non-IFRS) was €1.46 (first half year of 2015: €1.39), an increase of 5%.

The effective tax rate (non-IFRS) in the first half of 2016 was 28.1% (first half of 2015: 25.6%). The year-over-year increase in the effective tax rate mainly resulted from changes in taxes for prior years.

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Segment Information

Applications, Technology & Services Segment

€ millions	Q1–Q2 2016		Q1–Q2 2015	Δ in %	Δ in %
	Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud subscriptions and support revenue	616	628	416	48	51
Cloud subscription and support margin (in %)	53	53	51	2pp	2pp
Segment revenue	8,973	9,163	8,604	4	7
Gross margin (in %)	71	71	72	0pp	0pp
Segment profit	3,341	3,394	3,148	6	8
Segment margin (in %)	37	37	37	1pp	0pp

In the first half year of 2016, Applications, Technology & Services segment revenue increased, mainly driven by strong growth in both cloud subscription and software support revenue.

As a consequence of a continuous strong demand in the human capital management and SAP HANA Enterprise Cloud line of business, we saw a strong increase in cloud subscription and support revenue in the Applications, Technology & Services segment. Our ongoing efforts to drive business transformation and improve operational efficiency of our cloud business resulted in an improved cloud subscription and support profitability, which is shown in the first half year of 2016 cloud subscription and support margin.

SAP Business Network Segment

€ millions	Q1–Q2 2016		Q1–Q2 2015	Δ in %	Δ in %
	Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud subscriptions and support revenue	761	766	634	20	21
Cloud subscription and support margin (in %)	76	76	75	1pp	1pp
Segment revenue	919	925	768	20	20
Gross margin (in %)	67	67	68	0pp	–1pp
Segment profit	157	152	130	21	17
Segment margin (in %)	17	16	17	0pp	–1pp

Also in the SAP Business Network segment, our ongoing efforts to improve operational efficiency of our cloud business resulted in an improved cloud subscription and support profitability. In the first half year of 2016, segment revenue growth was 20% on a constant currency basis.

Approximately 2.2 million connected companies trade over US $820 billion of commerce on the SAP Ariba network, more than 42 million end users process travel and expenses effortlessly with Concur and customers managed over 2.6 million flexible workers in approximately 130 countries with the SAP Fieldglass platform over the past 12 months. Network spend volume is the total value of purchase orders transacted on the SAP Ariba Network in the trailing 12 months.

For more information about our segments, see the Notes to the Consolidated Half-Year Financial Statements section, Note (15).

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Finances and Assets (IFRS)

Cash Flow

€ millions	Q1–Q2 2016	Q1–Q2 2015	Δ
Net cash flows from operating activities	2,921	2,775	+5%
Capital expenditure	–406	–276	+47%
Free cash flow	2,516	2,500	+1%
Free cash flow (as a percentage of total revenue)	25	26	–1pp
Free cash flow (as a percentage of profit after tax)	182	283	–101pp
Days’ sales outstanding (DSO, in days)	73	68	+5

€2,921 million was the highest ever operating cash flow for the first half of a year. The increase results mainly from revenue growth with higher profitability and a higher portion already realized earlier within the half year compared with the previous year. Changes in working capital mainly from the five-day increase year-over-year of DSO and higher bonus payments adversely impacted the operating cash flow.

The expansion of our data centers is an important aspect of our investments in 2016 and led to higher capital expenditures in the first half of 2016.

We calculate free cash flow as net cash flows from operating activities minus purchases of intangible assets and property, plant, and equipment without acquisitions (capital expenditure). DSO for receivables is defined as the average number of days from the raised invoice to the cash receipt from the customer.

Group Liquidity

Liquidity and Financial Position

€ millions	30.06.2016	31.12.2015	Δ
Cash and cash equivalents	4,206	3,411	+795
Current investments	141	148	–7
Group liquidity	4,347	3,559	+788
Financial debt	–8,593	–9,174	+581
Net liquidity	–4,245	–5,615	+1,370
Goodwill	22,354	22,689	–335
Total assets	41,788	41,390	+398
Total equity	22,963	23,295	–331
Equity ratio (total equity as a percentage of total assets)	55	56	–1pp

Competitive Intangibles

The resources that are the basis for our current as well as future success do not appear on the Consolidated Statements of Financial Position. This is apparent from a comparison of the market capitalization of SAP SE (based on all outstanding shares), which was €80 billion at the end of June 2016, with the carrying amount of our equity. This means that the market capitalization of our equity is nearly four times higher than the carrying amount.

Some of the most important competitive intangibles that influence our market value include: customer capital, our employees and their knowledge and skills, our ecosystem of partners, software we developed ourselves, our ability to innovate, the brands we have built up – in particular, the SAP brand itself – and our organization are.

SAP was recognized as the world’s 22nd most valuable brand with the release of the 2016 BrandZ Top 100 Most Valuable Global Brands ranking. SAP’s brand value is now estimated at US$39 billion, an increase of 2% in brand value for SAP year over year.

SAP 2016 Half-Year Report	11

Risk Management and Risks

We have comprehensive risk-management structures in place that are intended to enable us to recognize and analyze risks early and to take the appropriate action. For changes in our legal liability risks since our last annual report, see Note (14) in the Notes to the Interim Financial Statements. The other risk factors remain largely unchanged since 2015, and are discussed more fully in our 2015 Integrated Report and in our Annual Report on Form 20-F for 2015. We do not believe the risks we have identified jeopardize our ability to continue as a going concern.

Expected Developments and Opportunities

Future Trends in the Global Economy

In its most recent report, the European Central Bank (ECB) forecasts subdued growth in the world economy for the remainder of 2016. It believes that while advanced economies will be buoyed by low interest rates and improving labor markets, emerging economies will be held back by uncertainty as a result of fallen commodity prices and waning growth in China and other emerging markets. According to the ECB, the impact of the referendum in the UK against a continued EU membership will also be a major source of uncertainty influencing the global economy’s development to the end of the year.

Looking at the Europe, Middle East, and Africa (EMEA) region, the ECB anticipates the euro area will grow at a steady, moderate pace in the coming months, though possibly at a lower rate than in the first half of the year. It believes that investment by enterprises benefiting from favorable borrowing conditions and improved earnings will be a key factor in this growth. In Central and Eastern Europe, the ECB believes that economic progress will remain stable but vary from country to country. Russia, it suggests, will likely benefit from increasing oil prices, rise out of its recession, and possibly even enjoy positive growth rates again.

In the Americas region, ECB projects that strong job growth in the United States, coupled with an increase in real disposable income, will help the U.S. economy pick up again. Similarly, Brazil’s economy is expected to recover gradually from its deep recession – once commodity prices have stabilized.

Turning to the Asia Pacific Japan (APJ) region, the ECB anticipates that the Japanese economy will grow at a restrained pace going forward, with positive developments such as increases in real wages and export demand counterbalancing negative influences such as the consolidation of domestic budgets. By contrast, the Chinese economy will continue to weaken in the medium term despite short-term government measures to stimulate the economy, ECB says.

Economic Trends – Year-Over-Year GDP Growth

%	2015e	2016p	2017p
World	3.1	3.2	3.5
Advanced economies	1.9	1.9	2.0
Developing and emerging economies	4.0	4.1	4.6
Europe, the Middle East, and Africa (EMEA)
Euro area	1.6	1.5	1.6
Germany	1.5	1.5	1.6
Central and Eastern Europe	3.5	3.5	3.3
Middle East and North Africa	2.5	3.1	3.5
Sub- Saharan Africa	3.4	3.0	4.0
Americas
United States	2.4	2.4	2.5
Canada	1.2	1.5	1.9
Central and South America, Caribbean	–0.1	–0.5	1.5
Asia-Pacific-Japan (APJ)
Japan	0.5	0.5	–0.1
Asian developing economies	6.6	6.4	6.3
China	6.9	6.5	6.2

e = estimate; p = projection

Source: International Monetary Fund (IMF), World Economic Outlook April 2016, Too Slow for Too Long, as of April 16, 2016, p. 21

IT Market: The Outlook for 2016

Based on U.S. market research firm Gartner’s current analysis of the IT Spending, “worldwide IT Spending is forecast to be flat in 2016”3) and “unfortunately, spending will not fully recover by year-end.”2) But “global enterprise software pending is on pace to total US $332 billion, a 5.8% increase from 2015.”3) Based on U.S. market research firm Gartner’s current analysis of the IT spending, “worldwide IT spending is forecast to be flat in 2016, totaling US $3.41 trillion”3) and “unfortunately, spending will not fully recover by year-end.”2) Gartner data indicate software is the best-performing segment with software spending increasing by 7.0% (see table below). “Global enterprise software spending is on pace to total US $332 billion, a 5.8% increase from 2015. North America is the dominant regional driving force behind this growth.”3)

Regional Outlook

Within the Europe, Middle-East, and Africa (EMEA) region, the table below shows that IT spending in Western European countries will grow by only 0.2%, whereas Western European software spending will increase considerably by 5.9%. “With the U.K.’s exit from the EU, there will likely be an erosion in business confidence and price increases which will impact U.K., Western Europe and worldwide IT spending.” “. …The ‘leave’ vote will quickly affect IT spending in the U.K. and in Europe, while other changes will take longer.” 3)

According to the table below, IT spending in the Americas region will likewise expand only little in 2016 by 2.0 % in North America and decrease by 0.8 % in Latin America. The decrease in Latin America “can be attributed to declining business confidence in some countries in the region — most particularly, in Brazil. The specific trend in the region is that organizations are heavily limiting investments in projects with long payback periods.”1) “Longer term, Brazil is assumed to recover, eventually posting 2.7% growth in 2020. But Brazil’s longer-term growth appears limited by complex regulation and taxation, as well as poor infrastructure.” 1)

SAP 2016 Half-Year Report	12

IT spending in Asia/Pacific region is expected to expand 2.5% (Mature Asia/Pacific without Japan) and 4.8% (Emerging Asia/Pacific without China) in 2016 (see table below). For China, based on the report, Gartner “supposes China’s continuing economic slowdown will crimp China’s IT spending growth near term, but… a successful Chinese transition to a service economy will buoy longer-term spending growth.”1) IT spending in Greater China is expected to grow 2.2% in 2016 (see table below).

Sources:

1) Forecast Analysis: IT Spending, Worldwide, 1Q16 Update, April 26, 2016

2) Gartner Market Databook, 2Q16 Update, June 29,2016

3) Press release “GARTNER SAYS WORLDWIDE IT SPENDING IS FORECAST TO BE FLAT IN 2016, July 7, 2016, http://www.gartner.com/newsroom/id/3368517

The Gartner Report(s) described herein, (the “Gartner Report(s)”) represent(s) research opinion or viewpoints published, as part of a syndicated subscription service, by Gartner, Inc. (“Gartner”), and are not representations of fact. Each Gartner Report speaks as of its original publication date (and not as of the date of this Half Year Report) and the opinions expressed in the Gartner Report(s) are subject to change without notice.

Trends in the IT Market – IT Spending Year-Over-Year

%	2015e	2016p	2017p

World

Total IT	3.1	1.5	2.6

Software	9.1	7.0	7.1

Services	5.1	4.7	4.7

Western Europe

Total IT	3.6	0.2	1.3

Software	9.6	5.9	6.0

Services	4.4	3.8	4.1

Eastern Europe

Total IT	11.4	3.3	1.4

Software	10.8	8.9	8.8

Services	3.4	3.5	3.9

Eurasia

Total IT	-5.0	0.4	1.7

Software	14.1	6.0	7.7

Services	3.2	0.8	1.4

Middle East and North Africa

Total IT	5.0	2.1	3.1

Software	11.4	9.7	9.9

Services	5.8	4.8	5.0

Sub-Saharan Africa

Total IT	5.1	3.4	5.0

Software	13.2	11.0	11.2

Services	5.2	5.2	5.2

North America

Total IT	3.0	2.0	2.6

Software	8.2	7.1	6.9

Services	6.0	5.4	5.3

Latin America

Total IT	0.3	-0.8	1.5

Software	11.0	7.3	8.2

Services	6.9	7.2	7.3

Mature Asia/Pacific (w/o Japan)

Total IT	2.8	2.5	3.2

Software	12.4	9.3	9.5

Services	4.4	4.8	4.2

Emerging Asia/Pacific (w/o China)

Total IT	6.3	4.8	5.6

Software	11.4	10.7	11.1

Services	7.5	9.5	9.5

Japan

Total IT	0.0	0.6	2.0

Software	7.4	5.2	5.5

Services	3.1	2.2	1.7

Greater China (China/ Taiwan/ Hong Kong)

Total IT	4.4	2.2	4.7

Software	7.8	8.3	9.4

Services	5.7	6.9	7.1

e = estimate, p = projection

Table created by SAP based on: Gartner Market Databook, 2Q16 Update, 29 June 2016, tab 2-1 “regional end-User Spending on IT Products and Services in Constant U.S. Dollars, 2014-2020 (Millions of Dollars).”

Impact on SAP

SAP expects to outperform the global economy and the IT industry again in 2016 in terms of revenue growth.

The future impact of the UK referendum on the macroeconomic environment is hard to predict since this is and political issue. UK comprises a small portion of SAP’s overall revenue and operating profit. Therefore, the direct effect on SAP’s business is expected to be moderate.

Our 2015 results validate our strategy of innovating across the core, the cloud, and business networks to help our customers become true digital enterprises.

Our innovation cycle for SAP S/4HANA is well underway and the completeness of our vision in the cloud has distinguished SAP from both legacy players and point solution providers.

We are well-positioned for the future as reflected in the increase of our ambition for 2017 in the beginning of this year.

We plan to continue to invest in countries in which we expect significant growth, helping us reach our ambitious 2016 outlook targets and medium-term aspirations for 2017 and 2020.

We are confident we can achieve our medium-term targets for 2017 and 2020, assuming that the economic environment and IT

SAP 2016 Half-Year Report	13

industry develop as currently forecasted. Balanced in terms of regions as well as industries, we are well-positioned with our solution offering to offset smaller individual fluctuations in the global economy and IT market.

A comparison of our business outlook with forecasts for the global economy and IT industry shows that we can be successful even in a tough economic environment and will further strengthen our position as the market leader of enterprise application software.

Operational Targets for 2016 (Non-IFRS)

Revenue and Operating Profit Outlook

We reiterate the following 2016 outlook based on the solid execution in the first half year and a strong pipeline across all regions led by S/4HANA’s once in a generation innovation cycle:

–

Based on the continued strong momentum in SAP’s cloud business, the company expects full-year 2016 non-IFRS cloud subscriptions and support revenue to be in a range of €2.95 billion to €3.05 billion at constant currencies (2015: €2.30 billion). The upper end of this range represents a growth rate of 33% at constant currencies.

–	SAP expects full-year 2016 non-IFRS cloud and software revenue to increase by 6% to 8% at constant currencies (2015: €17.23 billion).

–	SAP expects full-year 2016 non-IFRS operating profit to be in a range of €6.4 billion to €6.7 billion at constant currencies (2015: €6.35 billion).

We expect to hire a similar number of employees this year as in 2015.

While the company’s full-year 2016 business outlook is at constant currencies, actual currency reported figures are expected to continue to be impacted by exchange rate fluctuations. If exchange rates remain at the end of June 2016 levels for the rest of the year, the company expects its non-IFRS cloud and software revenue growth rate as well as its non-IFRS operating profit growth rate to experience a currency impact in a range of -1 to +1 percentage points for the third quarter 2016 (-2 to 0 percentage points for the full year 2016).

The above-mentioned indication for the expected currency exchange rate impact on actual currency reported figures replaces the earlier indication announced on May 18, 2016, at our SAPPHIRE NOW conference.

We expect that non-IFRS total revenue will continue to depend largely on the revenue from cloud and software. Within cloud and software revenue, cloud subscription and support revenue will grow significantly faster than software and support revenue (non-IFRS). We expect the software license revenue in 2016 will be approximately at the same level as in 2015, with SAP gaining market share against our main on-premise license competitors.

We expect that most of the total revenue growth (non-IFRS) will come from the Applications, Technology & Services segment. Nevertheless, we anticipate that our SAP Business Network segment will outpace the Applications, Technology & Services segment with a significantly higher total revenue growth rate at lower absolute revenue numbers. As such, we expect we will seize a huge market opportunity with continued strong mid-term and long-term growth potential.

We continuously strive for profit expansion in both segments. The vast majority of the profit expansion comes from our Applications, Technology & Services segment. Overall, operating profit growth is higher in the SAP Business Network segment than in the Applications, Technology & Services segment, but at significantly lower volume.

Across both segments, we expect our 2016 non-IFRS cloud subscriptions and support gross margin to be stable compared to 2015. For SAP’s private cloud offerings, we expect positive margins as of the second half of fiscal year 2016.

Differences Between IFRS and Non-IFRS Measures

As noted above, our guidance is based on non-IFRS measures at constant currencies. This section provides additional insight into the impact of our application of constant currency considerations and the items by which our IFRS measures and non-IFRS measures differ.

The following table shows the estimates of the items that represent the differences between our IFRS financial measures and our non-IFRS financial measures.

Non-IFRS Measures

€ millions	Estimated Amounts for Full Year 20161)	Q1–Q2 2016	Q1–Q2 2015
Revenue adjustments	<20	4	8
Acquisition related charges4)	680 to 730	336	371
Share-based payment expenses2), 3)	560 to 610	177	314
Restructuring	30 to 50	22	418

1) All adjusting items are partly incurred in currencies other than the euro. Consequently, the amounts are subject to currency volatility. All estimates for 2016 provided in the table are at actual currency and are calculated based on certain assumptions regarding the developments of the different currency exchange rates. Depending on the future development of these exchange rates, the total amounts for 2016 may differ significantly from the estimates provided in the table above. SAP’s outlook is based on constant currency figures.

2) Our share-based payment expenses are subject, among other factors, to share price volatility, anticipated achievement of financial KPIs (Key Performance Indicators), objectives, and fluctuations in SAP’s workforce. The estimates in the table above are based on certain assumptions regarding these factors. Depending on how these factors change in the future, the total expense for 2016 may differ significantly from these estimates.

3) The estimates provided above for share-based payments expenses include grants under existing programs. New share-based payments plans may make the total amounts for 2016 differ significantly from these estimates.

4) The estimates provided above for acquisition-related charges are based on the acquisitions made by SAP up to the publication of this document. Any subsequent acquisitions may cause the total amounts for 2016 to differ from these estimates.

SAP expects a full-year 2016 effective tax rate (IFRS) of 27.0% to 28.0% and an effective tax rate (non-IFRS) of 28.0% to 29.0%. The increase in comparison to the previous outlook mainly results from tax effects relating to changes in foreign currency exchange rates in Venezuela and the fact that the execution of the originally planned consolidation of intellectual property rights held by SAP’s group company hybris AG at the level of SAP SE in Germany can no longer be achieved at this point of time.

SAP 2016 Half-Year Report	14

Goals for Liquidity, Finance, Investments, and Dividends

On June 30, 2016, we had a negative net liquidity. We believe that our liquid assets combined with our undrawn credit facilities are sufficient to meet our present operating financing needs also in the second half of 2016 and, together with expected cash flows from operations, will support debt repayments and our currently planned capital expenditure requirements over the near-term and medium-term.

We expect a positive development of our operating cash flow, which is also due to anticipated lower restructuring related payments.

As planned, we redeemed a US$600 million U.S. private placement, which matured in June. Furthermore, we are planning to further repay our outstanding €1.25 billion bank loan.

At the time of this report, we have no concrete plans for future share buybacks.

Based on this planning, at this point in time we expect to noticeably reduce our net debt in the second half of 2016 and gradually return to a positive net liquidity in subsequent years.

Excepting acquisitions, our planned capital expenditures for 2016 and 2017 can be covered in full by operating cash flow. They will mainly be spent on property improvements planned in Bangalore (India), Dubai (United Arab Emirates), Shanghai (China), New York City (United States), San Ramon (United States), Potsdam (Germany), Walldorf (Germany), Prague (Czech Republic), and Ra’anana (Israel). In addition, we plan to invest in two new data centers in the western United States. In total, we expect investments of approximately €530 million during the next two years.

Premises on Which Our Outlook Is Based

In preparing our outlook, we have taken into account all events known to us at the time we prepared this report that could influence SAP’s business going forward.

Among the premises on which this outlook is based are those presented concerning economic development and the assumption that there will be no effects from a major acquisition.

Non-Financial Goals 2016

In addition to our financial goals, we also focus on two non-financial targets: employee engagement and customer loyalty.

We believe it is essential that our employees are engaged, drive our success, and support our strategy. We remain committed to achieving an 82% employee engagement score in 2016 (2015: 81%).

Further, our customers’ satisfaction with the solutions we offer is very important to us. We want our customers not only to be satisfied, but also to see us as a trusted partner for innovation. We measure this customer loyalty metric using the Customer Net Promoter Score (NPS). For 2016, we aim to achieve a Customer NPS of 25% (2015: 22.4%).

Medium-Term Prospects

We did not change our medium-term prospects in the first half of 2016. For a detailed description, see our 2015 Integrated Report and item 5 in the 2015 Annual Report on Form 20-F.

Opportunities

We have comprehensive opportunity-management structures in place that are intended to enable us to recognize and analyze opportunities early and to take the appropriate action. The opportunities remain largely unchanged since 2015, and are discussed more fully in our 2015 Integrated Report.

Events After the Reporting Period

No events have occurred after June 30, 2016, which are of material significance for the Group’s assets, finances, and operating results.

SAP 2016 Half-Year Report	15

Consolidated Half-Year Financial Statements – IFRS

Consolidated Income Statements of SAP Group – Half-Year

€ millions, unless otherwise stated	Notes	Q1–Q2 2016	Q1–Q2 2015	Δ in %

Cloud subscriptions and support		1,397	1,056	32

Software licenses		1,649	1,675	–2

Software support		5,162	4,985	4

Software licenses and support		6,811	6,660	2

Cloud and software		8,208	7,715	6

Services		1,755	1,751	0

Total revenue		9,964	9,467	5

Cost of cloud subscriptions and support		–597	–465	28

Cost of software licenses and support		–1,007	–1,103	–9

Cost of cloud and software		–1,604	–1,568	2

Cost of services		–1,506	–1,465	3

Total cost of revenue		–3,110	–3,034	3

Gross profit		6,854	6,433	7

Research and development		–1,419	–1,393	2

Sales and marketing		–2,871	–2,758	4

General and administration		–460	–528	–13

Restructuring	(5)	–22	–418	–95

Other operating income/expense, net		–1	3	<–100

Total operating expenses		–7,882	–8,128	–3

Operating profit		2,082	1,339	56

Other non-operating income/expense, net		–136	–201	–32

Finance income		73	87	–16

Finance costs		–132	–109	21

Financial income, net		–59	–22	>100

Profit before tax		1,887	1,115	69

Income tax expense		–504	–233	>100

Profit after tax		1,382	882	57

Attributable to owners of parent		1,388	885	57

Attributable to non-controlling interests		–5	–3	74

Earnings per share, basic (in €)1)		1.16	0.74	57

Earnings per share, diluted (in €)1)		1.16	0.74	57

1) For the six months ended June 30, 2016 and 2015, the weighted average number of shares was 1,198 million (diluted 1,199 million) and 1,196 million (diluted: 1,198 million), respectively (treasury stock excluded).

Due to rounding, numbers may not add up precisely.

SAP 2016 Half-Year Report	16

Consolidated Statements of Comprehensive Income of SAP Group – Half-Year

€ millions	Q1–Q2 2016	Q1–Q2 2015

Profit after tax	1,382	882
Items that will not be reclassified to profit or loss
Remeasurements on defined benefit pension plans, before tax	3	1
Income tax relating to remeasurements on defined benefit pension plans	0	–2
Remeasurements on defined benefit pension plans, net of tax	3	–1
Other comprehensive income for items that will not be reclassified to profit or loss, net of tax	3	–1
Items that will be reclassified subsequently to profit or loss
Gains (losses) on exchange differences on translation, before tax	–182	1,541
Reclassification adjustments on exchange differences on translation, before tax	–1	0
Exchange differences on translation, before tax	–183	1,541
Income tax relating to exchange differences on translation	–26	13
Exchange differences, net of tax	–210	1,554
Gains (losses) on remeasuring available-for-sale financial assets, before tax	–132	151
Reclassification adjustments on available-for-sale financial assets, before tax	–14	0
Available-for-sale financial assets, before tax	–145	151
Income tax relating to available-for-sale financial assets	1	0
Available-for-sale financial assets, net of tax	–144	150
Gains (losses) on cash flow hedges, before tax	–19	–75
Reclassification adjustments on cash flow hedges, before tax	–6	62
Cash flow hedges, before tax	–25	–13
Income tax relating to cash flow hedges	7	3
Cash flow hedges, net of tax	–18	–10
Other comprehensive income for items that will be reclassified to profit or loss, net of tax	–372	1,695
Other comprehensive income, net of tax	–369	1,693
Total comprehensive income	1,013	2,575
Attributable to owners of parent	1,019	2,578
Attributable to non-controlling interests	–5	–3

Due to rounding, numbers may not add up precisely.

SAP 2016 Half-Year Report	17

Consolidated Statements of Financial Position of SAP Group

as at June 30, 2016 and December 31, 2015
€ millions	Note	2016	2015
Cash and cash equivalents		4,206	3,411
Other financial assets		386	351
Trade and other receivables	(8)	5,025	5,275
Other non-financial assets		636	468
Tax assets		296	235
Total current assets		10,549	9,739
Goodwill		22,354	22,689
Intangible assets		3,884	4,280
Property, plant, and equipment		2,284	2,192
Other financial assets		1,278	1,336
Trade and other receivables	(8)	106	87
Other non-financial assets		375	332
Tax assets		401	282
Deferred tax assets		558	453
Total non-current assets		31,239	31,651
Total assets		41,788	41,390

€ millions		2016	2015
Trade and other payables		1,047	1,088
Tax liabilities		268	230
Financial liabilities	(9)	323	841
Other non-financial liabilities		2,274	3,407
Provisions		191	299
Deferred income	(10)	4,470	2,001
Total current liabilities		8,574	7,867
Trade and other payables		94	81
Tax liabilities		417	402
Financial liabilities	(9)	8,705	8,681
Other non-financial liabilities		300	331
Provisions		201	180
Deferred tax liabilities		426	448
Deferred income	(10)	106	106
Total non-current liabilities		10,250	10,228
Total liabilities		18,824	18,095
Issued capital		1,229	1,229
Share premium		580	558
Retained earnings		20,054	20,044
Other components of equity		2,189	2,561
Treasury shares		–1,114	–1,124
Equity attributable to owners of parent		22,938	23,267

Non-controlling interests		26	28
Total equity	(11)	22,963	23,295
Total equity and liabilities		41,788	41,390

Due to rounding, numbers may not add up precisely.

SAP 2016 Half-Year Report	18

Consolidated Statements of Changes in Equity of SAP Group

€ millions	Equity Attributable to Owners of Parent						Non- Controlling Interests	Total Equity
	Issued Capital	Share Premium	Retained Earnings	Other Components of Equity	Treasury Shares	Total
January 1, 2015	1,229	614	18,317	564	–1,224	19,499	34	19,534
Profit after tax			885			885	–3	882
Other comprehensive income			–1	1,695		1,693		1,693
Comprehensive income			884	1,695		2,578	–3	2,575
Share-based payments		–154				–154		–154
Dividends			–1,316			–1,316		–1,316
Reissuance of treasury shares under share-based payments		72			91	164		164
Other changes			–1			–1		–1
June 30, 2015	1,229	533	17,883	2,258	–1,133	20,770	31	20,800

January 1, 2016	1,229	558	20,044	2,561	–1,124	23,267	28	23,295
Profit after tax			1,388			1,388	–5	1,382
Other comprehensive income			3	–372		–369		–369
Comprehensive income			1,391	–372		1,019	–5	1,013
Share-based payments		14				14		14
Dividends			–1,378			–1,378		–1,378
Reissuance of treasury shares under share-based payments		9			10	18		18
Other changes			–2			–2	3	1
June 30, 2016	1,229	580	20,054	2,189	–1,114	22,938	26	22,963

Due to rounding, numbers may not add up precisely.

SAP 2016 Half-Year Report	19

Consolidated Statements of Cash Flows of SAP Group

€ millions	Q1–Q2 2016	Q1–Q2 2015
Profit after tax	1,382	882
Adjustments to reconcile profit after taxes to net cash flows from operating activities:
Depreciation and amortization	615	646
Income tax expense	504	233
Financial income, net	59	22
Decrease/increase in sales and bad debt allowances on trade receivables	60	14
Other adjustments for non-cash items	12	–21
Decrease/increase in trade and other receivables	114	32
Decrease/increase in other assets	–309	–156
Decrease/increase in trade payables, provisions, and other liabilities	–1,165	–412
Decrease/increase in deferred income	2,493	2,361
Interest paid	–120	–90
Interest received	36	40
Income taxes paid, net of refunds	–760	–776
Net cash flows from operating activities	2,921	2,775
Business combinations, net of cash and cash equivalents acquired	–16	–10
Cash receipts from derivative financial instruments related to business combinations	0	266
Total cash flows for business combinations, net of cash and cash equivalents acquired	–16	256
Purchase of intangible assets and property, plant, and equipment	–406	–276
Proceeds from sales of intangible assets or property, plant, and equipment	33	27
Purchase of equity or debt instruments of other entities	–320	–1,099
Proceeds from sales of equity or debt instruments of other entities	308	868
Net cash flows from investing activities	–401	–224
Dividends paid	–1,378	–1,316
Proceeds from reissuance of treasury shares	15	24
Proceeds from borrowings	1	1,745
Repayments of borrowings	–544	–2,520
Transactions with non-controlling interests	3	0
Net cash flows from financing activities	–1,902	–2,067
Effect of foreign currency rates on cash and cash equivalents	177	111
Net decrease/increase in cash and cash equivalents	796	595
Cash and cash equivalents at the beginning of the period	3,411	3,328
Cash and cash equivalents at the end of the period	4,206	3,923

Due to rounding, numbers may not add up precisely.

SAP 2016 Half-Year Report	20

Notes to the Consolidated Half-Year Financial Statements

(1) General Information About Consolidated Half-Year Financial Statements

The accompanying Consolidated Half-Year Financial Statements of SAP SE and its subsidiaries (collectively, “we,” “us,” “our,” “SAP,” “Group,” and “Company”) have been prepared in accordance with the International Financial Reporting Standards (IFRS) and in particular in compliance with International Accounting Standard (IAS) 34. The designation IFRS includes all standards issued by the International Accounting Standards Board (IASB) and related interpretations issued by the IFRS Interpretations Committee (IFRIC). The variances between the applicable IFRS standards as issued by the IASB and the standards as used by the European Union are not relevant to these financial statements.

Certain information and disclosures normally included in the notes to annual financial statements prepared in accordance with IFRS have been condensed or omitted. We believe that the disclosures made are adequate and that the information gives a true and fair view.

Our business activities are influenced by certain seasonal effects. Historically, our overall revenue tends to be highest in the fourth quarter. Half-year results are therefore not necessarily indicative of results for a full year.

Amounts reported in previous years have been reclassified as appropriate to conform to the presentation in this half-year report.

These unaudited condensed Consolidated Half-Year Financial Statements should be read in conjunction with SAP’s audited Consolidated IFRS Financial Statements for the Year Ended December 31, 2015, included in our 2015 Integrated Report and our 2015 Annual Report on Form 20-F.

Due to rounding, numbers presented throughout these Half-Year Financial Statements may not add up precisely to the totals we provide and percentages may not precisely reflect the absolute figures.

(2) Scope of Consolidation

Our changes in the scope of consolidation in the first half of 2016 were not material to our Consolidated Financial Statements.

For more information about our business combinations and the effect on our Consolidated Financial Statements, see Note (4) and our 2015 Integrated Report.

(3) Summary of Significant Accounting Policies

These Consolidated Half-Year Financial Statements were prepared based on the same accounting policies as those applied and described in the Consolidated Financial Statements as at December 31, 2015. Our significant accounting policies are summarized in the Notes to the Consolidated Financial Statements.

(4) Business Combinations

We did not complete any material acquisitions during the first half of 2016.

SAP 2016 Half-Year Report	21

(5) Restructuring

€ millions	Q1–Q2 2016	Q1–Q2 2015
Employee-related restructuring expenses	22	417
Facility-related restructuring expenses	0	1
Restructuring expenses	22	418

If not presented separately, these expenses would break down in our income statements as follows:

Restructuring Expenses by Functional Area

€ millions	Q1–Q2 2016	Q1–Q2 2015
Cost of cloud and software	2	60
Cost of services	5	145
Research and development	3	109
Sales and marketing	11	88
General and administration	1	16
Restructuring expenses	22	418

(6) Employee Benefits Expense and Headcount

Employee Benefits Expense

€ millions	Q1–Q2 2016	Q1–Q2 2015
Salaries	3,765	3,600
Social security expenses	565	554
Share-based payment expenses	177	314
Pension expenses	148	141
Employee-related restructuring expenses	22	417
Termination benefits	14	14
Employee benefits expense	4,692	5,042

On June 30, 2016, the breakdown of our full-time equivalent employee numbers by function and by region was as shown in the table below.

The increase in headcount in the SAP Group to 79,962 employees is mainly due to organic growth of full-time equivalents to research and development as well as sales and marketing.

Number of Employees (in Full-Time Equivalents)

	30.6.2016				30.6.2015
Full-time equivalents	EMEA	Americas	APJ	Total	EMEA	Americas	APJ	Total
Cloud and software	6,214	4,054	5,084	15,352	5,899	3,805	4,915	14,619
Services	6,443	4,006	3,738	14,187	6,673	3,806	3,193	13,672
Research and development	9,927	4,501	7,382	21,810	9,247	3,994	6,148	19,389
Sales and marketing	8,109	8,350	4,202	20,661	7,703	7,497	3,797	18,997
General and administration	2,542	1,677	990	5,208	2,461	1,661	1,017	5,139
Infrastructure	1,530	772	443	2,745	1,483	811	387	2,681
SAP Group (June 30)	34,764	23,359	21,838	79,962	33,467	21,574	19,456	74,497
Thereof acquisitions 1)	25	25	0	50	0	0	0	0
SAP Group (average first half)	34,284	22,861	21,416	78,561	33,469	21,740	19,171	74,381

1) Acquisitions closed between January 1 and June 30 of the respective year.

SAP 2016 Half-Year Report	22

The allocations of expenses for share-based payments to the various expense items are as follows:

Share-Based Payments

€ millions	Q1–Q2 2016	Q1–Q2 2015
Cost of cloud and software	22	32
Cost of services	24	50
Research and development	44	80
Sales and marketing	67	102
General and administration	20	51
Share-based payments	177	314

For more information about our share-based payments, see our 2015 Integrated Report, Notes to the Consolidated Financial Statements section, Note (27).

(7) Income Taxes

We are subject to ongoing tax audits by domestic and foreign tax authorities. Currently, we are mainly in dispute with the German and only a few foreign tax authorities. The German dispute is in respect of intercompany financing matters and certain secured capital investments while the few foreign disputes are in respect of intercompany financing matters and license fee deductibility. In all cases, we expect that we will need to initiate litigation to prevail. For all of these matters, we have not recorded a provision as we believe that the tax authorities’ claims have no merit and that no adjustment is warranted. If, contrary to our view, the tax authorities were to prevail in their arguments before the court, we would expect to have an additional tax expense (including related interest expenses and penalties) of approximately €1,477 million in total.

(8) Trade and Other Receivables

€ millions	30.06.2016
	Current	Non- Current	Total
Trade receivables, net	4,979	1	4,980
Other receivables	46	105	151
Total	5,025	106	5,131

€ millions	31.12.2015
	Current	Non- Current	Total
Trade receivables, net	5,198	2	5,199
Other receivables	77	86	163
Total	5,275	87	5,362

The carrying amounts of our trade receivables and related allowances were as follows:

Carrying Amounts of Trade Receivables

€ millions	30.06. 2016	31.12. 2015
Gross carrying amount	5,268	5,428
Sales allowances charged to revenue	–207	–153
Allowance for doubtful accounts charged to expense	–80	–75
Carrying amount trade receivables, net	4,980	5,199

(9) Financial Liabilities

€ millions	30.06.2016
	Nominal Volume		Carrying Amount
	Current	Non- Current	Current	Non- Current	Total
Bonds	0	5,750	0	5,749	5,749
Private placement transactions	0	1,576	0	1,676	1,676
Bank loans	16	1,250	16	1,247	1,263
Financial debt	17	8,576	16	8,672	8,688
Derivatives	NA	NA	95	42	137
Other financial liabilities	NA	NA	212	–9	203
Financial liabilities			323	8,705	9,028

SAP 2016 Half-Year Report	23

€ millions	31.12.2015
	Nominal Volume		Carrying Amount
	Current	Non- Current	Current	Non- Current	Total
Bonds	0	5,750	0	5,733	5,733
Private placement transactions	551	1,607	551	1,651	2,202
Bank loans	16	1,250	16	1,245	1,261
Financial debt	567	8,607	567	8,628	9,195
Derivatives	NA	NA	70	58	128
Other financial liabilities	NA	NA	204	–5	199
Financial liabilities			841	8,681	9,522

(10) Deferred Income

€ millions	30.06. 2016	31.12. 2015
Current	4,470	2,001
thereof deferred revenue from cloud subscriptions and support	1,003	957
Non-current	106	106
Total Deferred Income	4,576	2,107

(11) Total Equity

Number of Shares

millions	Issued Capital	Treasury Shares
January 1, 2015	1,228.5	–33.3
Reissuance under share-based payments	0	2.5
June 30, 2015	1,228.5	–30.8

January 1, 2016	1,228.5	–30.6
Reissuance under share-based payments	0	0.3
June 30, 2016	1,228.5	–30.3

Other Components of Equity

€ millions	Exchange Differences	Available-for-Sale Financial Assets	Cash Flow Hedges	Total
January 1, 2015	362	211	–8	564
Other comprehensive income	1,554	150	–10	1,695
June 30, 2015	1,916	361	–18	2,258

January 1, 2016	2,223	336	3	2,561
Other comprehensive income	–210	–144	–18	–372
June 30, 2016	2,013	192	–16	2,189

SAP 2016 Half-Year Report	24

(12) Litigation and Claims

We are subject to a variety of claims and lawsuits that arise from time to time in the ordinary course of our business, including proceedings and claims that relate to companies we have acquired, claims that relate to customers demanding indemnification for proceedings initiated against them based on their use of SAP software, and claims that relate to customers being dissatisfied with the products and services that we have delivered to them. We will continue to vigorously defend against all claims and lawsuits against us. We currently believe that resolving the claims and lawsuits pending as of June 30, 2016, will neither individually nor in the aggregate have a material adverse effect on our business, financial position, profit, or cash flows. Consequently, the provisions recorded for these claims and lawsuits as of June 30, 2016, are neither individually nor in the aggregate material to SAP.

However, the outcome of litigation and claims is intrinsically subject to considerable uncertainty. Management’s view of the litigation may also change in the future. Actual outcomes of litigation and claims may differ from the assessments made by management in prior periods, which could result in a material impact on our business, financial position, profit, cash flows, or reputation. Most of the lawsuits and claims are of a very individual nature and claims are either not quantified by the claimants or claim amounts quantified are, based on historical evidence, not expected to be a good proxy for the expenditure that would be required to settle the case concerned. The specifics of the jurisdictions where most of the claims are located further impair the predictability of the outcome of the cases. Therefore, it is not practicable to reliably estimate the financial effect that these lawsuits and claims would have if SAP were to incur expenditure for these cases.

Among the claims and lawsuits are the following classes:

Intellectual Property-Related Litigation and Claims

Intellectual property-related litigation and claims are cases in which third parties have threatened or initiated litigation claiming that SAP violates one or more intellectual property rights that they possess. Such intellectual property rights may include patents, copyrights, and other similar rights.

There have been no significant changes to the amount of provisions recorded for intellectual property-related litigation and claims compared to the amounts disclosed in our 2015 Integrated Report, Notes to the Consolidated Financial Statements section, Note (18b).

Contingent liabilities exist from intellectual property-related litigation and claims for which no provision has been recognized. There have been no significant changes in contingent liabilities since December 31, 2015.

Individual cases of intellectual property-related litigation and claims are:

In February 2010, United States-based TecSec, Inc. (TecSec) instituted legal proceedings in the United States against SAP (including its subsidiary Sybase) and many other defendants. TecSec alleged that SAP’s and Sybase’s products infringe one or more of the claims in five patents held by TecSec. In its complaint, TecSec seeks unspecified monetary damages and permanent injunctive relief. The lawsuit is proceeding but only with respect to one defendant. The trial for SAP (including its subsidiary Sybase) has not yet been scheduled – the lawsuit for SAP (including its subsidiary Sybase) remains stayed.

In April 2010, SAP instituted legal proceedings (a declaratory judgment action) in the United States against Wellogix, Inc. and Wellogix Technology Licensing, LLC (Wellogix). The lawsuit seeks a declaratory judgment that five patents owned by Wellogix are invalid or not infringed by SAP. The trial has not yet been scheduled. The legal proceedings have been stayed pending the outcome of six reexaminations filed with the United States Patent and Trademark Office (USPTO). In September 2013, the USPTO issued a decision on four of the six reexaminations, invalidating every claim of each of the four patents. SAP is awaiting a decision on the two remaining reexamination requests. In response to SAP’s patent Declaratory Judgment action, Wellogix has re-asserted trade secret misappropriation claims against SAP (which had previously been raised and abandoned). The court granted SAP’s motion for an early dispositive decision on the trade secret claims; Wellogix appealed that decision and the appeal was rejected. In February 2015, SAP filed a declaratory judgment action in Frankfurt/Main, Germany, asking the German court to rule that SAP did not misappropriate any Wellogix trade secrets.

Customer-Related Litigation and Claims

Customer-related litigation and claims include cases in which we indemnify our customers against liabilities arising from a claim that our products infringe a third party’s patent, copyright, trade secret, or other proprietary rights. Occasionally, consulting or software implementation projects result in disputes with customers. Where customers are dissatisfied with the products and services that we have delivered to them in routine consulting contracts or development arrangements, we may grant functions or performance guarantees.

There have been no significant changes to the amount of provisions recorded for customer-related litigation and claims compared to the amounts disclosed in our 2015 Integrated Report, Notes to the Consolidated Financial Statements section, Note (18b).

Contingent liabilities exist from customer-related litigation and claims for which no provision has been recognized. There have been no significant changes in contingent liabilities since December 31, 2015.

Non-Income Tax-Related Litigation and Claims

We are subject to ongoing audits by domestic and foreign tax authorities. Along with many other companies operating in Brazil, we are involved in various proceedings with Brazilian authorities regarding assessments and litigation matters on non-income taxes on intercompany royalty payments and intercompany services. The total potential amount in dispute related to these matters for all applicable years is approximately €96 million on June 30, 2016 (December 31, 2015: €75 million). We have not recorded a provision for these matters, as we believe that we will prevail.

For more information about income tax-related litigation see Note (7).

(13) Other Financial Instruments

A detailed overview of our other financial instruments, financial risk factors, the management of financial risks and the determination of fair value as well as the classification of our other financial instruments into the fair value hierarchy of IFRS 13 are presented in

SAP 2016 Half-Year Report	25

Notes (24) to (26) to our Consolidated Financial Statements for 2015, which are included in our 2015 Integrated Report, and our 2015 Annual Report on Form 20-F.

We do not disclose the fair value of our financial instruments as of June 30, 2016, as

–	for a large number of our financial instruments, their carrying amounts are a reasonable approximation of their fair values, and
–	for those financial instruments where the carrying amount differs from fair value, there was no material change in the relation between carrying amount and fair value since December 31, 2015.

(14) Share-Based Payments

For a detailed description of our share-based payment plans, see Note (27) to our Consolidated Financial Statements for 2015, included in our 2015 Integrated Report.

Restricted Stock Unit Plan Including Move SAP Plan (RSU Plan)

In the first half of 2016, we granted 7.8 million RSUs to retain and motivate global executives and employees who make a significant sustained impact to our business success.

(15) Segment and Geographic Information

General Information

SAP has two reportable segments that are regularly reviewed by our Executive Board, which is responsible for assessing the performance of our Company and for making resource allocation decisions as our Chief Operating Decision Maker (CODM). One is our Applications, Technology & Services segment and the other is the SAP Business Network segment. These segments are largely organized and managed separately according to their product and service offerings, notably whether the products and services relate to our business network activities or cover other areas of our business.

The Applications, Technology & Services segment derives its revenue primarily from the sale of software licenses, subscriptions to our cloud applications, and related services (mainly support services and various professional services and premium support services, as well as implementation services for our software products and education services on the use of our products).

The SAP Business Network segment derives its revenues mainly from transaction fees charged for the use of SAP’s cloud-based collaborative business networks and from services relating to the SAP Business Network (including cloud applications, professional services, and education services). Within the SAP Business Network segment, we mainly market and sell the cloud offerings developed by SAP Ariba, SAP Fieldglass, and Concur.

On April 1, 2016, we changed the structure of the Applications, Technology & Services segment. The business area that focuses on small and medium-sized customers with our SAP Anywhere, SAP Business One, and SAP Business ByDesign solutions was removed from this segment, forming a new operating but non-reportable segment. We have retrospectively adjusted our revenue and results for the Applications, Technology & Services segment to reflect this change. In addition, we set up a further operating segment comprising SAP’s healthcare strategy and solutions which also does not qualify as a reportable segment. Revenues and expenses of both operating but non-reportable segments are included in the reconciliation of segment revenue and results.

SAP 2016 Half-Year Report	26

Segment Revenue and Results

€ millions	Applications, Technology & Services			SAP Business Network			Total Reportable Segments
	Q1–Q2 2016		Q1–Q2 2015	Q1–Q2 2016		Q1–Q2 2015	Q1–Q2 2016		Q1–Q2 2015
	Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency	Actual Currency
Cloud subscriptions and support	616	628	416	761	766	634	1,377	1,394	1,051
Software licenses	1,616	1,665	1,646	0	0	0	1,616	1,665	1,646
Software support	5,112	5,200	4,934	14	14	17	5,126	5,214	4,951
Software licenses and support	6,728	6,865	6,580	14	14	16	6,742	6,879	6,597
Cloud and software	7,344	7,493	6,997	776	780	651	8,119	8,273	7,647
Services	1,629	1,670	1,607	143	145	117	1,772	1,815	1,724
Total segment revenue	8,973	9,163	8,604	919	925	768	9,892	10,088	9,371
Cost of cloud subscriptions and support	–290	–295	–206	–184	–186	–159	–474	–481	–365
Cost of software licenses and support	–922	–938	–947	0	0	0	–923	–939	–947
Cost of cloud and software	–1,212	–1,234	–1,153	–184	–186	–159	–1,396	–1,420	–1,312
Cost of services	–1,348	–1,389	–1,267	–116	–118	–88	–1,464	–1,507	–1,355
Total cost of revenue	–2,560	–2,622	–2,420	–300	–305	–248	–2,860	–2,927	–2,667
Segment gross profit	6,413	6,541	6,184	619	621	520	7,032	7,161	6,704
Total segment expenses	–3,072	–3,147	–3,036	–462	–469	–390	–3,533	–3,616	–3,426
Segment profit	3,341	3,394	3,148	157	152	130	3,499	3,546	3,278

Information about assets and liabilities and additions to non-current assets by segment are not regularly provided to our Executive Board.

Measurement and Presentation

A detailed overview of our measurement bases and reconciling items in our reconciliation of segment revenue and results are presented in Note (28) to our Consolidated Financial Statements for 2015, which is included in our 2015 Integrated Report, and our 2015 Annual Report on Form 20-F.

In addition, revenues and expenses of our new operating but non-reportable segments are included in the reconciliation under the position other revenue and other expenses, respectively.

SAP 2016 Half-Year Report	27

Reconciliation of Segment Revenue and Results

€ millions	Q1–Q2 2016		Q1–Q2 2015
	Actual Currency	Constant Currency	Actual Currency
Total segment revenue for reportable segments	9,892	10,088	9,371
Other revenue	76	79	103
Adjustment for currency impact	0	–200	0
Adjustment of revenue under fair value accounting	–4	–4	–8
Total revenue	9,964	9,964	9,467

Total segment profit for reportable segments	3,499	3,546	3,278
Other revenue	76	79	103
Other expenses	–954	–982	–931
Adjustment for currency impact	0	–22	0
Adjustment for
Revenue under fair value accounting	–4	–4	–8
Acquisition-related charges	–336	–336	–371
Share-based payment expenses	–177	–177	–314
Restructuring	–22	–22	–418
Operating profit	2,082	2,082	1,339
Other non-operating income/expense, net	–136	–136	–201
Financial income, net	–59	–59	–22
Profit before tax	1,887	1,887	1,115

Geographic Information

The amounts for revenue by region in the following tables are based on the location of customers.

Revenue by Region

Cloud Subscriptions and Support Revenue by Region

€ millions	Q1–Q2 2016	Q1–Q2 2015
EMEA	329	229
Americas	942	733
APJ	127	93
SAP Group	1,397	1,056

Cloud and Software Revenue by Region

€ millions	Q1–Q2 2016	Q1–Q2 2015
EMEA	3,557	3,311
Americas	3,393	3,195
APJ	1,259	1,209
SAP Group	8,208	7,715

Total Revenue by Region

€ millions	Q1–Q2 2016	Q1–Q2 2015
Germany	1,286	1,188
Rest of EMEA	3,030	2,884
EMEA	4,316	4,072
United States	3,344	3,117
Rest of Americas	798	810
Americas	4,142	3,926
Japan	369	306
Rest of APJ	1,137	1,162
APJ	1,506	1,468
SAP Group	9,964	9,467

SAP 2016 Half-Year Report	28

(16) Related Party Transactions

Certain Executive Board and Supervisory Board members of SAP SE currently hold (or have held within the last year) positions of significant responsibility with other entities (see our 2015 Integrated Report, Notes to the Consolidated Financial Statements section, Note (29)). We have relationships with certain of these entities in the ordinary course of business whereby we buy and sell a wide variety of services and products at prices believed to be consistent with those negotiated at arm’s length between unrelated parties.

During the reporting period, we had no related party transactions that had a material effect on our business, financial position, or results in the reporting period.

For more information about related party transactions, see our 2015 Integrated Report, Notes to the Consolidated Financial Statements section, Note (30).

(17) Events After the Reporting Period

No events have occurred after June 30, 2016, which have a material impact on the Company’s consolidated financial statements.

Release of the Half-Year Financial Statements

The Executive Board of SAP SE approved these consolidated half-year financial statements for the period ended June 30, 2016, on July 19, 2016, for submission to the Audit Committee of the Supervisory Board and for subsequent issuance.

SAP 2016 Half-Year Report	29

Responsibility Statement

To the best of our knowledge, and in accordance with the applicable reporting principles for interim financial reporting, the Consolidated Half-Year Financial Statements give a true and fair view of the assets, liabilities, financial position, and profit or loss of the SAP Group, and the Consolidated Half-Year Management Report of the SAP Group includes a fair review of the development and performance of the business and the position of the SAP Group, together with a description of the material opportunities and risks associated with the expected development of the SAP Group for the remaining months of the financial year.

Walldorf, July 19, 2016

SAP SE

Walldorf, Baden

The Executive Board

Bill McDermott	Robert Enslin

Michael Kleinemeier	Bernd Leukert

Luka Mucic	Gerhard Oswald

Stefan Ries	Steve Singh

SAP 2016 Half-Year Report	30

Supplementary Financial Information (Unaudited)

Financial and Non-Financial Key Facts (IFRS and Non-IFRS)

€ millions, unless otherwise stated	Q1 2015	Q2 2015	Q3 2015	Q4 2015	TY 2015	Q1 2016	Q2 2016
Revenues
Cloud subscriptions and support (IFRS)	503	552	599	631	2,286	677	720
Cloud subscriptions and support (non-IFRS)	509	555	600	632	2,296	678	721

% change – yoy	131	129	116	76	109	33	30

% change constant currency – yoy	95	92	90	60	82	33	33
Software licenses (IFRS)	696	979	1,014	2,146	4,835	609	1,040
Software licenses (non-IFRS)	696	979	1,015	2,146	4,836	609	1,042

% change – yoy	12	2	7	15	10	–13	6

% change constant currency – yoy	1	–7	4	11	4	–10	10
Software support (IFRS)	2,454	2,531	2,509	2,600	10,093	2,564	2,598
Software support (non-IFRS)	2,454	2,531	2,509	2,600	10,094	2,564	2,598

% change – yoy	17	17	12	11	14	5	3

% change constant currency – yoy	7	7	6	6	7	5	6
Software licenses and support (IFRS)	3,150	3,510	3,523	4,745	14,928	3,172	3,639
Software licenses and support (non-IFRS)	3,150	3,510	3,524	4,745	14,930	3,173	3,640

% change – yoy	16	13	11	13	13	1	4

% change constant currency – yoy	5	3	6	9	6	2	7
Cloud and software (IFRS)	3,653	4,062	4,122	5,377	17,214	3,850	4,359
Cloud and software (non-IFRS)	3,659	4,065	4,124	5,378	17,226	3,851	4,361

% change – yoy	24	21	19	18	20	5	7

% change constant currency – yoy	12	9	12	13	12	6	11
Total revenue (IFRS)	4,497	4,970	4,985	6,342	20,793	4,727	5,237
Total revenue (non-IFRS)	4,502	4,972	4,987	6,343	20,805	4,728	5,239

% change – yoy	22	20	17	16	18	5	5

% change constant currency – yoy	10	8	10	11	10	6	9
Share of predictable revenue (IFRS, in %)	66	62	62	51	60	69	63
Share of predictable revenue (non-IFRS, in %)	66	62	62	51	60	69	63

Profits
Operating profit (IFRS)	638	701	1,214	1,700	4,252	813	1,269
Operating profit (non-IFRS)	1,056	1,394	1,616	2,282	6,348	1,104	1,516

% change – yoy	15	13	19	7	13	5	9

% change constant currency – yoy	–2	1	15	3	5	4	11
Profit after tax (IFRS)	413	469	895	1,278	3,056	570	813
Profit after tax (non-IFRS)	697	960	1,173	1,670	4,501	763	979

% change	5	2	16	6	8	9	2

Margins
Cloud subscriptions and support gross margin (IFRS, in %)	55.3	56.5	57.9	51.8	55.3	57.5	57.0
Cloud subscriptions and support gross margin (non-IFRS, in %)	65.1	65.7	68.8	63.0	65.6	66.3	65.2
Software and support gross margin (IFRS, in %)	82.8	84.0	85.0	86.1	84.7	84.2	86.1
Software and support gross margin (non-IFRS, in %)	85.1	86.1	86.7	87.7	86.6	85.9	87.4
Cloud and software gross margin (IFRS, in %)	79.0	80.3	81.1	82.1	80.8	79.5	81.3
Cloud and software gross margin (non-IFRS, in %)	82.3	83.3	84.1	84.8	83.8	82.4	83.7
Gross margin (IFRS, in %)	66.8	69.0	70.7	72.4	70.0	67.0	70.4
Gross margin (non-IFRS, in %)	70.6	72.4	73.6	75.6	73.3	69.7	72.7
Operating margin (IFRS, in %)	14.2	14.1	24.3	26.8	20.5	17.2	24.2
Operating margin (non-IFRS, in %)	23.5	28.0	32.4	36.0	30.5	23.4	28.9

SAP 2016 Half-Year Report	31

€ millions, unless otherwise stated	Q1 2015	Q2 2015	Q3 2015	Q4 2015	TY 2015	Q1 2016	Q2 2016

AT&S Segment1) – Cloud subscriptions and support gross margin (in %)	50	51	56	51	52	54	52

AT&S Segment1) – Gross margin (in %)	71	73	74	77	74	70	73

AT&S Segment1) – Segment margin (in %)	34	39	43	46	41	34	40

SAP BN Segment2) – Cloud subscriptions and support gross margin (in %)	75	75	77	72	75	75	76

SAP BN Segment2) – Gross margin (in %)	68	68	71	65	68	67	68

SAP BN Segment2) – Segment margin (in %)	18	16	24	20	19	16	18

Key Profit Ratios

Effective tax rate (IFRS, in %)	13.6	26.4	27.1	22.4	23.4	23.3	28.9

Effective tax rate (non-IFRS, in %)	22.3	27.8	28.0	25.1	26.1	26.2	29.6

Earnings per share, basic (IFRS, in €)	0.35	0.39	0.75	1.07	2.56	0.48	0.68

Earnings per share, basic (non-IFRS, in €)	0.58	0.80	0.98	1.40	3.77	0.64	0.82

Order Entry

New Cloud Bookings	117	199	213	345	874	145	255

Deferred cloud subscriptions and support revenue (IFRS, quarter end)	793	789	782	957	957	953	1,003

Orders – Number of on-premise software deals (in transactions)	12,037	13,504	14,027	17,871	57,439	12,884	14,468

Share of software orders worth more than €5 million (in %)	23	24	24	31	27	17	29

Share of software orders worth less than €1 million (in %)	49	41	44	34	40	48	38

Liquidity and Cash Flow

Net cash flows from operating activities	2,366	410	466	397	3,638	2,482	439

Purchase of intangible assets and property, plant, and equipment (without acquisitions)	–139	–137	–148	–212	–636	–168	–237

Free cash flow	2,227	273	317	184	3,001	2,313	202

% of total revenue (IFRS)	50	5	6	3	14	49	4

% of profit after tax (IFRS)	539	58	35	14	98	406	25

Group liquidity, gross	5,333	4,180	4,608	3,559	3,559	5,853	4,347

Group debt	–10,524	–10,432	–10,428	–9,174	–9,174	–9,080	–8,593

Group liquidity, net	–5,191	–6,251	–5,820	–5,615	–5,615	–3,227	–4,245

Days’ sales outstanding (DSO, in days)3)	67	68	69	71	71	73	73

Financial Position

Cash and cash equivalents	4,635	3,923	3,844	3,411	3,411	5,743	4,206

Goodwill	22,896	22,300	22,222	22,689	22,689	21,922	22,354

Total assets	43,753	41,088	40,649	41,390	41,390	42,884	41,788

Equity	22,117	20,801	21,540	23,295	23,295	22,920	22,963

Equity ratio (total equity in % of total assets)	51	51	53	56	56	53	55

Non-Financials

Headcount (quarter end)4)	74,551	74,497	75,643	76,986	76,986	78,230	79,962

Employee retention (in %, rolling 12 months)	93.3	92.6	91.9	91.8	91.8	92.0	92.6

Women in management (in %, quarter end)	22.3	22.9	23.2	23.6	23.6	23.6	24.1

Greenhouse gas emissions (in kilotons)	145	125	110	75	455	120	95

1) Applications, Technology & Services Segment

2) SAP Business Network Segment

3) Days’ sales outstanding measures the length of time it takes to collect receivables. SAP calculates DSO by dividing the average invoiced accounts receivables balance of the last 12 months by the average monthly sales of the last 12 months.

4) In full-time equivalents

Due to rounding, numbers may not add up precisely.

SAP 2016 Half-Year Report	32

Reconciliation from Non-IFRS Numbers to IFRS Numbers

The following tables present a reconciliation from our non-IFRS numbers (including our non-IFRS at constant currency numbers) to the respective most comparable IFRS numbers. Note: Our non-IFRS numbers are not prepared under a comprehensive set of accounting rules or principles.

€ millions, unless otherwise stated					Q1–Q2 2016			Q1–Q2 2015			Δ in %
	IFRS	Adj.1)	Non- IFRS1)	Currency Impact2)	Non-IFRS Constant Currency2)	IFRS	Adj.1)	Non- IFRS1)	IFRS	Non- IFRS1)	Non-IFRS Constant Currency2)
Revenue Numbers
Cloud subscriptions and support	1,397	1	1,399	17	1,415	1,056	8	1,063	32	32	33
Software licenses	1,649	2	1,651	51	1,702	1,675	0	1,675	–2	–1	2
Software support	5,162	0	5,163	88	5,251	4,985	0	4,985	4	4	5
Software licenses and support	6,811	2	6,813	139	6,953	6,660	0	6,660	2	2	4
Cloud and software	8,208	4	8,212	156	8,368	7,715	8	7,723	6	6	8
Services	1,755	0	1,755	43	1,799	1,751	0	1,751	0	0	3
Total revenue	9,964	4	9,967	200	10,167	9,467	8	9,475	5	5	7

Operating Expense Numbers
Cost of cloud subscriptions and support	–597	118	–479			–465	98	–368	28	30
Cost of software licenses and support	–1,007	99	–908			–1,103	146	–957	–9	–5
Cost of cloud and software	–1,604	217	–1,387			–1,568	244	–1,325	2	5
Cost of services	–1,506	30	–1,476			–1,465	92	–1,373	3	7
Total cost of revenue	–3,110	247	–2,864			–3,034	336	–2,698	3	6
Gross profit	6,854	250	7,104			6,433	344	6,777	7	5
Research and development	–1,419	49	–1,370			–1,393	108	–1,285	2	7
Sales and marketing	–2,871	191	–2,680			–2,758	190	–2,568	4	4
General and administration	–460	27	–433			–528	52	–476	–13	–9
Restructuring	–22	22	0			–418	418	0	–95	NA
Other operating income/expense, net	–1	0	–1			3	0	3	<-100	<-100
Total operating expenses	–7,882	535	–7,348	–177	–7,525	–8,128	1,104	–7,024	–3	5	7

Profit Numbers
Operating profit	2,082	538	2,620	22	2,642	1,339	1,112	2,451	56	7	8
Other non-operating income/expense, net	–136	0	–136			–201	0	–201	–32	–32
Finance income	73	0	73			87	0	87	–16	–16
Finance costs	–132	0	–132			–109	0	–109	21	21
Financial income, net	–59	0	–59			–22	0	–22	>100	>100
Profit before tax	1,887	538	2,425			1,115	1,112	2,227	69	9
Income tax expense	–504	–178	–683			–233	–338	–571	>100	20
Profit after tax	1,382	360	1,742			882	775	1,657	57	5
Attributable to owners of parent	1,388	360	1,748			885	775	1,660	57	5
Attributable to non-controlling interests	–5	0	–5			–3	0	–3	74	74

Key Ratios
Operating margin (in %)	20.9		26.3		26.0	14.1		25.9	6.8pp	0.4pp	0.1pp
Effective tax rate (in %)	26.7		28.1			20.9		25.6	5.8pp	2.5pp
Earnings per share, basic (in €)	1.16		1.46			0.74		1.39	57	5

SAP 2016 Half-Year Report	33

 1) Adjustments in the revenue line items are for software support revenue, cloud subscriptions and support revenue, and other similarly recurring revenues that entities acquired by SAP would have recognized had they remained stand-alone entities but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules. Adjustments in the operating expense line items are for acquisition-related charges, share-based payment expenses, as well as restructuring expenses.

 2) Constant currency revenue and operating income figures are calculated by translating revenue and operating income of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-IFRS constant currency numbers with the non-IFRS number of the previous year’s respective period.

For a more detailed description of these adjustments and their limitations as well as our constant currency figures, see our Web site www.sap.com/corporate-en/investors/newsandreports/reporting-framework.epx under “Non-IFRS Measures and Estimates”.

Due to rounding, numbers may not add up precisely.

Explanation of Non-IFRS Adjustments

€ millions	Estimated Amounts for Full Year 2016	Q1–Q2 2016	Q1–Q2 2015
Operating profit (IFRS)		2,082	1,339
Revenue adjustments	<20	4	8
Adjustment for acquisition-related charges	680 to 730	336	371
Adjustment for share-based payment expenses	560 to 610	177	314
Adjustment for restructuring	30 to 50	22	418
Operating expense adjustments		535	1,104
Operating profit adjustments		538	1,112
Operating profit (non-IFRS)		2,620	2,451

Due to rounding, numbers may not add up precisely.

Non-IFRS-Adjustments by Functional Areas

€ millions	Q1–Q2 2016					Q1–Q2 2015
	IFRS	Acquisition- Related	SBP1)	Restruc- turing	Non-IFRS	IFRS	Acquisition- Related	SBP1)	Restruc- turing	Non-IFRS
Cost of cloud and software	–1,604	195	22	0	–1,387	–1,568	209	32	0	–1,325
Cost of services	–1,506	6	24	0	–1,476	–1,465	41	50	0	–1,373
Research and development	–1,419	5	44	0	–1,370	–1,393	31	80	0	–1,285
Sales and marketing	–2,871	123	67	0	–2,680	–2,758	88	102	0	–2,568
General and administration	–460	7	20	0	–433	–528	1	51	0	–476
Restructuring	–22	0	0	22	0	–418	0	0	418	0
Other operating income/expense, net	–1	0	0	0	–1	3	0	0	0	3
Total operating expenses	–7,882	336	177	22	–7,348	–8,128	371	314	418	–7,024

 1) Share-based payments

SAP 2016 Half-Year Report	34

Revenue by Region

The following tables present our IFRS and non-IFRS revenue by region based on customer location. The tables also present a reconciliation from our non-IFRS revenue (including our non-IFRS revenue at constant currency) to the respective most comparable IFRS revenue. Note: Our non-IFRS revenues are not prepared under a comprehensive set of accounting rules or principles.

€ millions					Q1–Q2 2016			Q1–Q2 2015			Δ in %
	IFRS	Adj.1)	Non-IFRS1)	Currency Impact2)	Non-IFRS Constant Currency2)	IFRS	Adj.1)	Non- IFRS1)	IFRS	Non- IFRS1)	Non-IFRS Constant Currency2)
Cloud subscriptions and support revenue by region
EMEA	329	0	329	5	334	229	1	230	44	43	45
Americas	942	1	943	9	952	733	7	740	28	27	29
APJ	127	0	127	3	130	93	0	93	36	35	39
Cloud subscriptions and support revenue	1,397	1	1,399	17	1,415	1,056	8	1,063	32	32	33

Cloud and software revenue by region
EMEA	3,557	1	3,558	96	3,654	3,311	1	3,312	7	7	10
Americas	3,393	3	3,396	34	3,429	3,195	7	3,202	6	6	7
APJ	1,259	0	1,259	26	1,285	1,209	0	1,209	4	4	6
Cloud and software revenue	8,208	4	8,212	156	8,368	7,715	8	7,723	6	6	8

Total revenue by region
Germany	1,286	0	1,286	0	1,286	1,188	0	1,188	8	8	8
Rest of EMEA	3,030	0	3,031	113	3,144	2,884	1	2,885	5	5	9
Total EMEA	4,316	1	4,317	113	4,430	4,072	1	4,073	6	6	9
United States	3,344	3	3,347	9	3,356	3,117	6	3,123	7	7	7
Rest of Americas	798	0	798	44	842	810	0	810	–1	–1	4
Total Americas	4,142	3	4,145	53	4,198	3,926	7	3,933	5	5	7
Japan	369	0	369	–28	341	306	0	307	20	20	11
Rest of APJ	1,137	0	1,137	62	1,199	1,162	0	1,162	–2	–2	3
Total APJ	1,506	0	1,506	34	1,539	1,468	0	1,469	3	3	5
Total revenue	9,964	4	9,967	200	10,167	9,467	8	9,475	5	5	7

1) Adjustments in the revenue line items are for software support revenue, cloud subscriptions and support revenue, and other similarly recurring revenues that entities acquired by SAP would have recognized had they remained stand-alone entities but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules.

2) Constant currency revenue figures are calculated by translating revenue of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-IFRS constant currency numbers with the non-IFRS number of the previous year’s respective period.

For a more detailed description of these adjustments and their limitations as well as our constant currency figures, see our Web site www.sap.com/corporate-en/investors/newsandreports/reporting-framework.epx under “Non-IFRS Measures and Estimates”.

Due to rounding, numbers may not add up precisely.

SAP 2016 Half-Year Report	35

General Information

Forward-Looking Statements

This half-year financial report contains forward-looking statements and information based on the beliefs of, and assumptions made by, our management using information currently available to them. Any statements contained in this report that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations, assumptions, and projections about future conditions and events. As a result, our forward-looking statements and information are subject to uncertainties and risks, many of which are beyond our control. If one or more of these uncertainties or risks materializes, or if management’s underlying assumptions prove incorrect, our actual results could differ materially from those described in or inferred from our forward-looking statements and information. We describe these risks and uncertainties in the Risk Management and Risks section, respectively in the there-mentioned sources.

The words “aim,” “anticipate,” “assume,” “believe,” “continue,” “could,” “counting on,” “is confident,” “development,” “estimate,” “expect,” “forecast,” ”future trends,” “guidance,” “intend,” “may,” ”might,” “outlook,” “plan,” “project,” “predict,” “seek,” “should,” “strategy,” “want,” “will,” “would,” and similar expressions as they relate to us are intended to identify such forward-looking statements. Such statements include, for example, those made in the Operating Results section, the Risk Management and Risks section, the Expected Developments and Opportunities section, and other forward-looking information appearing in other parts of this half-year financial report. To fully consider the factors that could affect our future financial results, both our 2015 Integrated Report and in section strategy 2015 Annual Report on Form 20-F for December 31, 2015, should be considered, as well as all of our other filings with the Securities and Exchange Commission (SEC). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date specified or the date of this report. Except where legally required, we undertake no obligation to publicly update or revise any forward-looking statements as a result of new information that we receive about conditions that existed upon issuance of this report, future events, or otherwise unless we are required to do so by law.

Statistical Data

This report includes statistical data about the IT industry and global economic trends that comes from information published by sources including Gartner, the European Central Bank (ECB); and the International Monetary Fund (IMF). This type of data represents only the estimates of Gartner, ECB, IMF or the other mentioned sources of industry data. SAP does not adopt or endorse any of the statistical information. In addition, although we believe that data from these sources is generally reliable, this type of data can be imprecise. We caution readers not to place undue reliance on this data.

All of the information in this report relates to the situation on June 30, 2016, or the half year ended on that date unless otherwise stated.

Non-IFRS Financial Information

This half-year financial report contains non-IFRS measures as well as financial data prepared in accordance with IFRS. We present and discuss the reconciliation of these non-IFRS measures to the respective IFRS measures in the Supplementary Financial Information (Unaudited) section. For more information about non-IFRS measures, see our Web site www.sap.com/corporate-en/investors/newsandreports/reporting-framework.epx under “Non-IFRS Measures and Estimates.”

SAP 2016 Half-Year Report	36

Additional Information

Financial Calendar

October 21, 2016

Third-quarter 2016 earnings release, telephone conference

January 24, 2017

Fourth-quarter and full-year 2016 preliminary earnings release, telephone conference

May 10, 2017

Annual General Meeting of Shareholders, Mannheim, Germany

Investor Services

Additional information about this interim report is available online at www.sap.com/investors, including the official press release, a presentation about the quarterly results, and a recording of the conference call for financial analysts.

The “Financial Reports” tab under “Financial News and Reports” contains the following publications:

–	The 2015 Integrated Report (IFRS, www.sapintegratedreport.com)
–	The 2015 Annual Report (IFRS, PDF)
–	The 2015 Annual Report 20-F (IFRS, PDF)
–	The 2015 SAP SE Statutory Financial Statements and Review of Operations (HGB, German only, PDF)
–	Interim reports (IFRS, PDF)
–	XBRL versions of the Annual and Interim Reports

You can also read SAP’s annual and interim reports on an iPad. The free and interactive app Publications is now available in the App Store.

www.sap.com/corporate-en/investors is also the place to look for in-depth information about stock, debt, and corporate governance; financial and event news; and various services designed to help investors find the information they need fast (see “Investor Services”). These include our free SAP INVESTOR magazine (www.sap-investor.com), an e-mail and text message news service, and a Twitter feed.

Print versions of the reports listed above can be ordered by phone, e-mail, or online. The SAP Integrated Report is only available online.

You can reach us by phone at +49 6227 7-67336, send a fax to +49 6227 7-40805, or e-mail us at investor@sap.com.

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Published on July 20, 2016

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SAP 2016 Half-Year Report	37

GROUP HEADQUARTERS

SAP SE

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www.sap.com/investor